Filed by Allspring Funds Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934
Subject Company: Allspring Funds Trust
SEC File No.: 333-74295

ACTION REQUESTED

Reference Number: xxx

Re: Your investment in Allspring Innovation Fund

Dear Shareholder:

We have attempted to contact you regarding an important matter pertaining to your investment in the Allspring Innovation Fund. This matter relates to an important operating initiative for the Fund that requires your response.

Please call Computershare Fund Services immediately at 1-888-717-6092 between 10 a.m. and 11 p.m. EST, Monday through Thursday, between 10 a.m. and 5 p.m. on Friday, and between 12 p.m. and 6 p.m. on Saturday. The call will only take a few moments of your time.

Computershare has been engaged by Allspring Funds Management to contact you.

At the time of the call, please use the Reference Number listed above. You will not be asked to provide any confidential information, and your call will be recorded for your protection.

Thank you in advance for your prompt attention to this matter.

Sincerely,
John Kenney
President
Allspring Funds

Investing involves risk, including the possible loss of principal. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Funds that concentrate their investments in limited sectors, such as information technology, are more vulnerable to adverse market, economic, regulatory, political, or other developments affecting those sectors. Non-diversified funds are more vulnerable to market or economic events impacting issuers of individual portfolio securities than a diversified fund. Smaller company stocks tend to be more volatile and less liquid than those of larger companies. Consult the fund’s prospectus for additional information on these and other risks.

Allspring Global Investments™ is the trade name for the asset management firms of Allspring Global Investments Holdings, LLC, a holding company indirectly owned by certain private funds of GTCR LLC and Reverence Capital Partners, L.P. These firms include but are not limited to Allspring Global Investments, LLC, and Allspring Funds Management, LLC. Certain products managed by Allspring entities are distributed by Allspring Funds Distributor, LLC (a broker-dealer and Member FINRA/SIPC).
© 2026 Allspring Global Investments Holdings, LLC. All rights reserved.
ALL-09182026-a8qsayy0